Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269674

PROXY STATEMENT/PROSPECTUS SUPPLEMENT NO. 1

(To the Proxy Statement/Prospectus dated June 30, 2023)

PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING OF

FREEDOM ACQUISITION I CORP.

(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR

28,636,236 SHARES OF COMMON STOCK AND

14,891,667 WARRANTS OF

FREEDOM ACQUISITION I CORP.

(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF

DELAWARE, WHICH WILL BE RENAMED COMPLETE SOLARIA, INC. IN CONNECTION WITH THE DOMESTICATION DESCRIBED HEREIN)

This proxy statement/prospectus supplement (this “Supplement”) supplements the proxy statement/prospectus dated June 30, 2023 (the “proxy statement/prospectus”) that was mailed by Freedom Acquisition I Corp., a Cayman Islands exempted company (“FACT”), to its shareholders on or about June 30, 2023 in connection with the proposed business combination among FACT, Jupiter Merger Sub I Corp., a Delaware corporation and wholly-owned subsidiary of FACT (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of FACT (“Second Merger Sub”), Complete Solaria, Inc. (f/k/a Complete Solar Holding Corporation), a Delaware corporation (“Complete Solaria”), and The Solaria Corporation, a Delaware corporation and a wholly-owned indirect subsidiary of Complete Solaria (“Solaria”). The purpose of this Supplement is to supplement the proxy statement/prospectus with certain information as indicated herein. Capitalized terms used in this Supplement and not otherwise defined herein have the meanings specified in the proxy statement/prospectus.

This Supplement is not complete without the proxy statement/prospectus. This Supplement should be read in conjunction with the proxy statement/prospectus, which in turn should be read in its entirety, and this Supplement is qualified by reference thereto, except to the extent that the information in this Supplement updates or supersedes the information contained in the proxy statement/prospectus.

The proxy statement/prospectus provides shareholders of FACT with detailed information about the Business Combination and other matters to be considered at the Special Meeting. We encourage you to read the entire proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “ Risk Factors  ” beginning on page 69 of the proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This Supplement is dated July 10, 2023.

Carlyle Consent to Business Combination Agreement

As disclosed in the proxy statement/prospectus, in February 2022, Complete Solaria received an investment from CRSEF. The investment was made pursuant to a subscription agreement, under which CRSEF contributed $25.6 million in exchange for 100 Class B Membership Units of CS Solis LLC, a Delaware limited liability company (“CS Solis”). The Class B Membership Units are mandatorily redeemable by Complete Solaria on the three-year anniversary of the effective date of the CS Solis amended and restated LLC agreement. The Class B Membership Units accrue interest that is payable upon redemption at a rate of 10.5% which is accrued as an unpaid dividend, compounded annually, and subject to increases in the event Complete Solaria declares any dividends.

On July 9, 2023, FACT, Complete Solaria, CS Solis and CRSEF entered into a Consent to Business Combination Agreement (the “CRSEF Amendment”) in connection with the Business Combination Agreement, pursuant to which FACT and Complete Solaria plan to consummate the Business Combination.

Pursuant to the CRSEF Amendment, CRSEF provided its conditional consent to the Business Combination, subject to the satisfaction of certain conditions, which include, among other things: (i) to the extent at least $30,000,000 in funds are available at the Closing of the Business Combination in connection with (a) any issuance by FACT of equity securities in a private placement (including any FACT PIPE Investment) and (b) the balance held in the Trust Account after giving effect to FACT Public Shareholder redemptions (collectively and without duplication, such value the “deSPAC Proceeds”), CS Solis’s full, final and indefeasible payment to CRSEF, and CRSEF’s receipt (as confirmed by CRSEF in writing), of cash in an amount equal to the lesser of (1) $5,000,000 and (2) the difference between the amount of deSPAC Proceeds and $30,000,000, and (ii) a future payment obligation shall have been established for the benefit of CRSEF whereby all of the following has occurred as of Closing: (a) CS Solis has deposited not less than $10,000,000 into a third-party escrow account held by a commercial bank satisfactory to CRSEF and (b) the parties have entered into an escrow agreement providing for release of such $10,000,000 to CRSEF upon certain events described therein. In addition, pursuant to the CRSEF Amendment, Complete Solaria and CS Solis agreed to certain restrictive covenants, including revenue, backlog and minimum cash requirements. As of the date of this Supplement, Complete Solaria remains in compliance with all such applicable covenants pursuant to the CRSEF Amendment. See the section of the proxy statement/supplement titled “Risk Factors—Complete Solaria may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund operations and make adequate capital investments as planned due to the general economic environment and any market pressure that would drive down the average selling prices of solar power products, among other factors.”

Sources and Uses of Funds for the Business Combination

The sources and uses for funding the transactions contemplated by the Business Combination Agreement, as summarized in the section of the proxy statement/prospectus titled “Summary of the Proxy Statement/Prospectus—Sources and Uses of Funds for the Business Combination”, shall be changed to include the applicable payments contemplated in the CRSEF Amendment.